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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934


                              COMPUDYNE CORPORATION
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                            (Name of Subject Company)


                              COMPUDYNE CORPORATION
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                       (Names of Persons Filing Statement)


                     COMMON STOCK, PAR VALUE $0.75 PER SHARE
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                         (Title of Class of Securities)


                                    204795306
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                      (CUSIP Number of Class of Securities)


                                 Martin Roenigk
                          Director, Chairman, President
                           and Chief Executive Officer
                                 2530 Riva Road
                                    Suite 201
                            Annapolis, Maryland 21401

                                 (410) 224-4415
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      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)


                                 WITH COPIES TO:
                             Brian D. Doerner, Esq.
                     Ballard Spahr Andrews & Ingersoll, LLP
                         1735 Market Street, 51st Floor
                        Philadelphia, Pennsylvania 19103
                                  215-665-8500


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|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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The following conference call was held on August 7, 2007:

Aug. 07, 2007/4:30PM ET, CDCY - Q2 2007 COMPUDYNE CORP Earnings Conference Call

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                                                                Final Transcript



Thomson StreetEvents



Conference Call Transcript
CDCY - Q2 2007 COMPUDYNE CORP Earnings Conference Call
Event Date/Time: Aug. 07. 2007 / 4:30PM ET

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
Aug. 07, 2007/4:30PM ET, CDCY - Q2 2007 COMPUDYNE CORP Earnings Conference Call


CORPORATE PARTICIPANTS
Martin Roenigk
CompuDyne Corp. - Chairman & CEO

PRESENTATION

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Operator


Good day ladies and gentlemen and welcome to the Second Quarter 2007 CompuDyne Earnings Conference Call. My name is Maria and I will be your audio coordinator for today. (OPERATOR INSTRUCTIONS).

Certain statements made in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those statements concerning the Company's expectations with respect to future operating results and other events. Although the Company believes it has a reasonable basis for these forward-looking statements, these statements involve risks and uncertainties that cannot be predicted or quantified and consequently actual results may differ materially from those expressed or implied by such forward-looking statements.

Factors could cause actual results to differ from expectations include, among others, capital spending patterns of security market and the demand for the Company's products; competitive factors and pricing pressures; changes in legislation; regulatory requirements; government budget problems; the Company's ability to secure new contracts; the ability to remain in compliance with its bank covenants; delays in government procurement processes; [inability] to obtain bid, payment and performance bonds on various of the Company's projects; technological change or difficulties; the ability to refinance debt when it becomes due; product development risk, commercialization difficulties; adverse results in litigation; the level of product returns; the amount of remedial work needed to be performed; costs of compliance with Sarbanes-Oxley requirements and the impact of the failure to comply with such requirements; risks associated with internal control weaknesses identified and complying with Section 404 of Sarbanes-Oxley; the Company's ability to realize anticipated cost savings; the Company's ability to simplify its structure and modify its strategic objectives; and general economic conditions. Risks inherent in the Company's business with the respect to future uncertainties are further described in its other filings with the Securities and Exchange Commission such as the Company's Form 10-K, 10-Q and Form 8-K reports.

I would now like to turn the call over to Marty Roenigk, Chairman and CEO of the company. Please proceed, sir.

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Martin Roenigk  - CompuDyne Corp. - Chairman & CEO

Thank you and welcome to the CompuDyne Second Quarter Earnings Conference Call. And I have Geoff Feidelberg, our CFO, with me to help with any questions that may arise.

Obviously the tender offer news dominates the news on CompuDyne today. But we do have a second quarter to report. So I want to at least briefly go over that and then we'll go to any questions.

We do have earnings to report which we're pleased to have for a change after the first quarter. We earned $0.02 a share after a loss in the first quarter. And when you add in the non-cash stock options that goes up to I think $0.06. Our EBITDAS, Earnings Before Interest, Taxes, Depreciation, Amortization and the Non-Cash Stock Charges, was $2 million for the quarter. So we're pretty pleased about that, although we're certainly not pleased about only earning $0.02.

Institutional Security Systems revenue is starting to move up. It wasn't really evidenced in the second quarter but as we go into the third and fourth quarter, it is starting to move up. And that's a reflection of the sharp increase in backlogs. They're basically at breakeven at this-- at these levels. And as their revenue rises, their earnings should arise as well.

Backlog for ISS rose to $74.3 million at the end of the second quarter after having started the quarter at $63.9 million, so it's starting to get into a range that is-- will generate comfortable profits in certainly in '08 and will improve things in the second half of '07.

Aug. 07, 2007/4:30PM ET, CDCY - Q2 2007 COMPUDYNE CORP Earnings Conference Call



Attack Protection was profitable for the quarter. Norshield, which is our bullet, blast and attack protection business, at basically a breakeven. They are coming off of a very large contract last year at this time. And since then, business has been rather slow, although we're seeing some slight pick up there. But the backlog is still inordinately low at Norshield. And we are struggling to get that higher.

Fiber Sensys, which is the other part of Attack Protection, had a great quarter and is expected to have a great year. In fact, they accounted for virtually all of-- I think all of Attack Protection's profits in the second quarter. And their sales-- their revenues were up very substantially from the prior year.

Integrated Electronic Systems had steady results. That was a bit of a disappointment. We thought that our Signami Signals Intelligence Business would do better than it did in the second quarter. However, we continued to struggle with technology issues related to our legacy products in Signami, our DCS products in Signami. We have pretty much passed that now and the second half and 2008 should show improvement, certainly over the first half for Signami.

Public Safety and Justice, which is basically our Tiburon business, had down revenues in the second quarter on continuing low backlogs. And that factor, the low backlogs, will continue to impact the second half of 2007 along with spending on our new, next-generation suite of products-- software products. In fact, we'll spend about $2.6 million in 2007 on our next-generation products. And that is all being expensed. None of it is being capitalized. And that expenditure will continue in 2008, probably a little less than that but still significant.

However backlog did pick up in the second quarter very nicely actually. And that will help 2008. It takes time for these awards to convert into contracts and then to convert into revenue. So we might see a little bit of improvement from that increased backlog late in the fourth quarter of 2007, but basically it'll help 2008.

Corporate was impacted pretty heavily by our strategic activities, both legal costs and due diligence-type costs. And so we did get hit by increased corporate costs.

The quarter on balance was consistent with our earlier statement that it would be better than the first quarter, which was not hard to accomplish. We have also said that the second half should be better than the first half and we certainly continue to expect that to occur.

On the tender offer, I expect you have all heard that we have agreed, the board of directors of CompuDyne has agreed to sell-- to recommend the sale of CompuDyne to the Gores Group for $7.00 a share. This is a cash tender offer. The details of that tender offer will be outlined in coming documents. There's a document being filed today which gives some background on the negotiations and on the process going forward, but we really can't talk much about that until those documents become public. However, I can say that the board felt that this was a fair offer.

We've-- it's been a long process. As you know, we've talked for two years about exploring strategic alternatives. And we've talked about CompuDyne being too small and too complicated to effectively and efficiently be a public company, especially since Sarbanes-Oxley came into being. And after being hit with a $4 or $5 million bill for Sarbanes-Oxley, I think it was in 2005 and the risk that more of that will occur in the future.

The tender offer should start next week and to be completed within four to six weeks. So that starting point and beyond that we are pretty constrained in terms of what we can say, but we will try to answer any questions.

That's all I have at the moment. Are there any questions?

Aug. 07, 2007/4:30PM ET, CDCY - Q2 2007 COMPUDYNE CORP Earnings Conference Call



QUESTION AND ANSWER

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Operator

(OPERATOR INSTRUCTIONS) And at this time, there are no questions in the queue. I will now turn the call back over to Mr. Marty Roenigk.

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Martin Roenigk  - CompuDyne Corp. - Chairman & CEO

Thank you all. I think the tender apparently speaks for itself and certainly overrides the recent earnings report. And as I said we will be filing a 8-K today which will have more details on the tender offer. And you will see in there the merger agreement will be in there. And that calls for the tender offer to start early next week within five days or so. And it's about a 20-business day process, although it can be extended if the buyer elects to extend it. And that is the process. And we anticipate it going smoothly. And we appreciate your forbearance over the years and loyalty as shareholders. Thank you.

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Operator


Thank you for your participation in today's conference, ladies and gentlemen. All parties may now disconnect. Have a great day.

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IMPORTANT ADDITIONAL INFORMATION:
The tender offer described in this announcement has not yet been commenced. This announcement and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of CompuDyne. At the time the tender offer is commenced, Gores Patriot Holdings, Inc., an affiliate of The Gores Group, LLC, and Patriot Acquisition Corp., a wholly-owned subsidiary of Gores Patriot Holdings, Inc., intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and CompuDyne Corporation intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Gores Patriot Holdings, Inc., its wholly owned subsidiary, and CompuDyne Corporation intend to mail these documents to the stockholders of CompuDyne Corporation. These documents will contain important information about the tender offer and stockholders of CompuDyne Corporation are urged to read them carefully when they become available. Investors and stockholders of CompuDyne Corporation will be able to obtain a free copy of these documents (when they become available) and other documents filed by CompuDyne Corporation or Gores Patriot Holdings, Inc. with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to MacKenzie Partners Inc., attention Bob Marese, at (212) 929-5500. In addition, investors and stockholders may obtain a free copy of the solicitation/recommendation statement and such other documents (when they become available) from CompuDyne Corporation by directing requests to CompuDyne Corporation at 2530 Riva Road, Suite 201, Annapolis, Maryland 21401.